[Letterhead of E-House (China) Holdings Limited]

September 25, 2012

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Howard Efron, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-House (China) Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”)
Filed April 24, 2012
File No. 001-33616

Dear Mr. Woody and Mr. Efron:

This letter sets forth the Company’s response to the comments contained in the letter dated September 13, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The comments are repeated below and followed by the response thereto.

Form 20-F for the fiscal year ended December 31, 2011

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Goodwill Valuation, page 61

1.                                      We note that you have taken a $418 million goodwill charge during 2011 related to the online business and that you have taken note of certain factors such as signs of further slowdown in China’s real estate market along with a restrictive governmental policy environment and tightening credit markets. Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charge. Please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing:

•                                          Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                                          Description of the methods and key assumptions used and how the key assumptions were determined;

•                                          Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                                          Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company respectfully advises the Staff that it had material balances of goodwill in the real estate information and consulting services reporting unit (the “consulting unit”) and the real estate online services reporting unit (the “online unit”) of $5.7 million and $40.2 million as of December 31, 2011, respectively. The Company recorded a $418 million goodwill charge related to the online unit in the third quarter 2011 and further performed its annual impairment analysis as of December 31, 2011. The results of the Company’s most recent annual impairment test indicated that the estimated fair values of its consulting unit and online unit exceeded their carrying values by 40% and 15%, respectively.

Additionally, the Company performed the following qualitative assessments during the fourth quarter 2011 to further corroborate the results of the quantitative analysis:

1.                         In the fourth quarter 2011, the actual operating results of both the online and consulting units exceeded the forecast/budget that was updated in the third quarter 2011 to reflect the latest operating trend at the end of the third quarter 2011.

2.                         No further governmental real estate restrictions or credit tightening measures were released in the fourth quarter 2011. The Company’s average stock price in the fourth quarter was 4% higher than the price at the end of the third quarter 2011, and the subsequent average stock price was at the same level until the date when the 2011 20-F was filed, which reflects that there were no additional negative indicators in the real estate industry since the end of the third quarter 2011.

Based on the annual impairment analysis completed as of December 31, 2011 and the additional qualitative assessments, the Company concluded that no reporting units were at risk of failing the first step of impairment testing and no additional disclosures regarding the probability of a future material impairment charge were necessary.

In the future Form 20-F filings, the Company will include a statement that the fair value of each of the reporting units is substantially in excess of their respective carrying value, if true, or provide the following disclosures if a reporting unit is at risk of failing the first step of the goodwill impairment test:

“When determining the fair value of a reporting unit, the Company is required to make significant judgments that the Company believes are reasonable and supportable considering all available internal and external evidence at the time. However, these estimates and assumptions by their nature require a higher degree of judgment. Fair value determinations are sensitive to changes in the underlying assumptions and factors including (i) those relating to estimating future operating cash flows to be generated from the reporting unit, which is dependent upon internal forecasts and projections developed as part of the Company’s routine, long-term planning process, (ii) the Company’s strategic plans, and (iii) estimates of long-term growth rates taking into account the Company’s assessment of the current economic environment and the timing and degree of any economic recovery. The assumptions with the most significant impact on the fair value of the reporting unit are those relating to (i) future operating cash flows, which are forecast for a five-year period from management’s budget and planning process, (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate ranging from [X]% to [X]% (December 31, 2011: 2% to 3%), and (iii) pre-tax discount rates, which were identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, for the year ended December 31, 20XX ranging from [X]% to [X]% (December 31, 2011: 16% to 22% ).

Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair values of the Company’s reporting units may include: (i) deterioration of local economies or further slowdown of China’s real estate market under the government’s continued restrictive policies and further credit tightening measures, which could lead to changes in projected cash flows of the Company, (ii) an economic recovery that significantly differs from the Company’s assumptions, which could change the future growth rate and the terminal growth rate, and (iii) higher cost of capital in the markets, which could result in a higher discount rate. If the assumptions used in the impairment analysis are not met or materially change, the Company may be required to recognize additional goodwill impairment losses which may be material to the financial condition of the Company.

Under the first step of the goodwill impairment testing for the year ended December 31, 20XX, the fair value of the [NAME] reporting unit was approximately [X]% in excess of its carrying value. Assuming a 10% decline in fair value, the fair value of the [NAME] reporting unit would be approximately [X]% in excess of its carrying value, which still would not fail the first step of the goodwill impairment test. Factors that could be reasonably expected to negatively impact the fair value of the reporting unit are outlined above and specifically for the [NAME] reporting unit are [ADDITIONAL ASSUMPTIONS THAT ARE KEY TO THE FAIR VALUE OF THE SPECIFIC REPORT UNIT TO BE INSERTED].”

*              *              *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 21 6133-0808 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Bin Laurence
Bin Laurence
Chief Financial Officer

cc:	Xin Zhou, Co-Chairman and Chief Executive Officer, E-House (China) Holdings Limited
Li-Lan Cheng, Chief Operating Officer, E-House (China) Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Lawrence Jin, Deloitte Touche Tohmatsu CPA Ltd.
Sean Bronson, Deloitte Touche Tohmatsu CPA Ltd.